PDC 2004-2006 DRILLING PROGRAM

SUPPLEMENT DATED AUGUST 23, 2004
TO PROSPECTUS DATED MAY 26, 2004
RED DESERT BASIN, WYOMING PROSPECT

Additional Current Prospect Area

     Wyoming. The Red Desert Basin, located in southwestern Wyoming, is a fourth potential prospect area. Successful wells drilled in this area are expected to produce primarily natural gas with small associated amounts of oil and water. Several upper Cretaceous and Tertiary aged sandstone reservoirs are prospective for commercial hydrocarbon production in the prospect area. The deepest potential targets are part of the Mesaverde including the Lewis, Fox Hills and Lance formations. In addition, shallower Tertiary aged Fort Union and Wasatch Sands may be secondary targets. Well depths may range approximately from 8,000 to 12,000 feet or more depending upon structural position within the basin. It is anticipated that several stacked sandstone sequences may be productive in a single well. Wells may range from development, field extension to exploratory and will likely be drilled offsetting previously drilled wells where electric well log information is available.

Summary of Prospect Area

Prospect	Productive Formation	Depth Range (Ft.)	Reservoir Type	Productive Interval Thickness	Production Type
Red Desert Basin Wyoming	Lance	8,000 to 10,000	Sandstone	50 - 200 Ft.	Gas
	Lewis / Fox Hills	9,000 to 11,000	Sandstone	50 - 200 Ft.	Gas
	Lower Mesaverde	10,000 to 13,000	Sandstone	25 - 150 Ft.	Gas

FOOTAGE BASED RATES

Location	Target Formations	Approximate Well Depth	Intangible Drilling and Completion Costs	Intangible Dry Hole Cost
Red Desert Basin Wyoming	Cretaceous and Tertiary Sands	8,000 to 12,000 Ft.	$135 per foot.	$76 per foot.

PER WELL OPERATING CHARGES

Well Location	Monthly Partnership Administration	Monthly Welltending Fee
Red Desert Basin Wyoming	$75	$600